UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                          -----

                                DCAP Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   233065 10 1
                                 (CUSIP Number)

                                   Jay M. Haft
                             1001 Brickell Bay Drive
                                    9th Floor
                              Miami, Florida 33131
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No.         233065 10 1


1.       Name of Reporting Person

         Jay M. Haft

2.       Check the appropriate box if a member of a group           (a) [    ]

                                                                    (b) [    ]
3.       SEC Use Only

4.       Source of Funds
         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)[   ]

6.       Citizenship or Place of Organization
         United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  1,336,393
By Each Reporting
Person With                ----------------------------------------------
                           8.       Shared Voting Power
                                    0
                           ----------------------------------------------
                           9.       Sole Dispositive Power
                                    1,336,393
                           ----------------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Reporting Person
         1,336,393

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares     [    ]

13.      Percent of Class Represented by Amount in Row (11)
         10.5%

14.      Type of Reporting Person
         IN

ITEM 1.           SECURITY AND ISSUER.
                  -------------------

     This statement amends and supplements the Schedule 13D dated March 28, 2001, as previously amendment by Amendment No. 1 dated May 17, 2002, filed by the Reporting Person relating to the Common Stock, par value $.01 per share (the "Common Stock"), of DCAP Group, Inc., a Delaware corporation (the "Company").

     The address of the principal executive offices of the Company is 1158 Broadway, Hewlett, New York 11557.

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

                  (a)      Name of Reporting Person:

                                    Jay M. Haft

                  (b)      Residence or business address:

                                    1001 Brickell Bay Drive
                                    9th Floor
                                    Miami, Florida 33131

                  (c) The Reporting Person serves as a strategic and financial consultant for growth stage companies. He also serves as a member of the Board of Directors of a number of corporations, including the Company.

                  (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  N/A

ITEM 4.           PURPOSE OF TRANSACTION.
                  ----------------------

                  N/A

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

     As of the date hereof, the Reporting Person is the beneficial owner of 1,336,393 shares of Common Stock of the Company (or approximately 10.5% of the outstanding Common Stock of the Company). Of such shares of Common Stock, 15,380 are held in a retirement trust for the benefit of the Reporting Person and 350,000 are issuable upon the exercise of options that are currently exercisable. The Reporting Person has sole voting and dispositive power over all of such shares.

     During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock of the Company, except that, on October 1, 2002, the Reporting Person sold 577,500 shares of Common Stock of the Company in a private transaction at a purchase price of $.25 per share.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 5 hereof with respect to options held by the Reporting Person.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                  N/A

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 2, 2002
       ---------------                     /s/ Jay M. Haft
                                           ----------------------------
                                           Jay M. Haft